Exhibit (a)(1)(C)

April ___, 2006

Mr. Oded Bashan
Chairman of the Board of Directors,
President and Chief Executive Officer
On Track Innovations Ltd.
Z.H.R. Industrial Zone
P.O. Box 32
Rosh Pina, Israel 12000

Re:	Non-Vested Lock-Up Agreement

Dear Mr. Bashan:

         The undersigned, a Holder, has exercised Options that are not fully vested (“Non-Vested Options”) in accordance with the original terms of the applicable outstanding Option agreement(s) between the Company and the Holder (the “Option Agreement(s)”) pursuant to the terms of an offer (the “Offer”) extended by the Board of Directors of On Track Innovations Ltd. (the “Company”) to each of the Company’s and the Company’s subsidiaries’ employees, and the Company’s directors and office holders (the term “office holder” includes a director, the chief executive officer, the chief business manager, a vice president and any officer that reports directly to the chief executive officer, but for purposes of the Offer excludes “External Directors,” as such term is defined in the Israeli Companies Law of 1999) (each a “Holder”) who hold outstanding Non-Vested Options to purchase ordinary shares nominal value NIS 0.1 per share, of the Company (“Ordinary Shares”), which were issued by the Company pursuant to the terms of the 2001 Share Option Plan or the 1995 Share Option Plan, which was superseded by the 2001 Share Option Plan, as amended (collectively, the “Share Option Plan”), as of 12:01 a.m., U.S. Eastern Time, on April 11, 2006 (the “Offer Date”), to exercise all of his or her outstanding Non-Vested Options (and other Vested Options) into such number of Ordinary Shares (each a “Non-Vested Option Share” and together the “Non-Vested Option Shares”) based on the Black-Scholes pricing model according to the principles set forth in the offer letter (the “Offer Letter”) dated April 11, 2006 received by the Holder (the “Alternative Option Exercise Mechanism”). For purposes of the Offer, unless otherwise specified, he term “exercise” as used herein, and in all other documents related to the Offer, including this Offer Letter, the Letter of Transmittal, the Vested Option Lock-Up Agreement and the Irrevocable Proxy, shall mean the acceptance by the Holder of the Offer and the tender of the Options to the Company by the Holder in exchange for Shares.

         Capitalized terms used herein and not otherwise defined shall have the meanings ascribed to them in the Offer documents, including, but not limited to the Tender Offer Statement filed on Schedule TO with the U.S. Securities and Exchange Commission on April 12, 2006, as amended on May 9, 2006, the Offer Letter and the related Letter of Transmittal.

         In recognition of the benefit that the Offer will confer upon the undersigned, and for other good and valuable consideration the receipt and sufficiency of which are hereby acknowledged, the undersigned hereby agrees that, without the prior written consent of the Company, the undersigned will not, for a period equal to the remainder of the vesting period as provided for in the original terms of the Option Agreement(s), (1) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, or otherwise dispose of or transfer, the Non-Vested Option Shares issued pursuant to the Alternative Option Exercise Mechanism or (2) enter into any swap or other derivative transaction that transfers to another, in whole or in part, directly or indirectly, the economic consequence of ownership of the Non-Vested Option Shares, whether any such transaction or swap described in clause (1) or (2) above is to be settled by delivery of the Non-Vested Option Shares, in cash or otherwise. Upon expiration of the vesting period as described in the applicable Option Agreement(s), the Non-Vested Option Shares shall no longer be subject to the terms of this Non-Vested Option Lock-Up Agreement. If the vesting of the Non-Vested Options is subject to the Holder’s continued employment or relationship with the Company, or the general terms of the Non-Vested Options expire as a result of termination of the Holder’s employment for cause or due to the Holder’s death or disability (“Non-Vested Option Termination Provisions”), such Non-Vested Option Termination Provisions shall apply to the Non-Vested Option Shares issued pursuant to the Offer. The undersigned understands that he or she may be required to forfeit Non-Vested Option Shares to the Company if, in accordance with the terms of the applicable Non-Vested Option agreement, the occurrence of any events covered by the Non-Vested Option Termination Provisions would require the undersigned to forfeit their Options.

        In furtherance of the foregoing, the Company, and any duly appointed transfer agent for the registration or transfer of the securities described herein, is hereby authorized to decline to make any transfer of securities if such transfer would constitute a violation or breach of this Non-Vested Option Lock-Up Agreement.

        The undersigned hereby represents and warrants that the undersigned has full power and authority to enter into this Non-Vested Option Lock-Up Agreement. All authority herein conferred or agreed to be conferred and any obligations of the undersigned shall be binding upon the successors, assigns, heirs or personal representatives of the undersigned.

         The undersigned understands that, if the Offer is terminated or the undersigned’s acceptance of the Offer is rescinded the exercise of the Non-Vested Options in accordance with the terms of the Offer prior to issuance of the Non-Vested Option Shares, the undersigned shall be released from all obligations under this Non-Vested Option Lock-Up Agreement.

        The undersigned understands that this Non-Vested Option Lock-Up Agreement is irrevocable and that the Company is proceeding with the Offer in reliance upon this agreement.

        This Non-Vested Option Lock-Up Agreement shall be governed by and construed in accordance with the laws of the State of Israel.

Very truly yours, Signature: _______________________ Print Name: _______________________